EXHIBIT (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Three Months Ended May 5, 2007 and April 29, 2006

and for the Most Recent Five Fiscal Years

	Three Months Ended		Fiscal Year Ended
	May 5,	April 29,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
(millions)	2007	2006	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges
Earnings
Net earnings	$651	$554	$2,787	$2,408	$3,198	$1,809	$1,623
Earnings from discontinued operations, net of taxes	-	-	-	-	(75)	(190)	(247)
Gain on disposal of discontinued operations, net of taxes	-	-	-	-	(1,238)	-	-
Provision for income taxes	413	332	1,710	1,452	1,146	984	851
Earnings from continuing operations before income tax	1,064	886	4,497	3,860	3,031	2,603	2,227
Fixed charges
Interest expense (a)	159	152	646	532	607	569	618
Interest portion of rental expense	23	22	88	84	85	68	48
Total fixed charges	182	174	734	616	692	637	666
Plus: Amortization of capitalized interest	-	-	2	-	-	-	-
Less: Capitalized interest	(21)	(10)	(49)	(42)	(18)	(8)	(13)
Fixed charges in earnings	161	164	687	574	674	629	653
Earnings available for fixed charges	$1,225	$1,050	$5,184	$4,434	$3,705	$3,232	$2,880
Ratio of earnings to fixed charges	6.72	6.03	7.06	7.21	5.35	5.07	4.33

Note: Computation is based on continuing operations.

(a)  Excludes interest associated with unrecognized tax benefits, which is recorded within income tax expense.